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                               EXHIBIT 11

              CHEMICAL BANKING CORPORATION and Subsidiaries

                COMPUTATION OF NET INCOME PER COMMON SHARE
                -----------------------------------------

      Net income per common share is computed by dividing net income after deducting dividends on preferred stock, by the weighted average number of common shares and common share equivalents outstanding during the period. Other common share equivalents such as stock options are not required to be included in the calculation since the applicable dilution tests are not met.

  Net income per common share:
  ---------------------------
  (In millions, except per share data)

                                           Net income
  Three Months        Average common     applicable to    Net income
  Ended June 30     shares outstanding  common shares(A)   per share
  -------------     ------------------  ----------------  ----------

  Three months 1994        253.1            $324             $1.28
               1993        251.7            $341             $1.35

  Six months   1994        253.1            $611             $2.41
               1993        250.1            $676             $2.70(B)

  [FN]
  (A) After dividends on the preferred stock of $33 million and $40 million for the three months ended June 30, 1994 and 1993, respectively, and of $65 million and $79 million for the six months ended June 30, 1994 and 1993, respectively.

  (B) On January 1, 1993, the Corporation adopted SFAS 106 which resulted in a charge of $415 million or $1.67 per common share relating to postretirement benefits and also adopted SFAS 109 which resulted in an income tax benefit of $450 million or $1.81 per common share. Net income before the effect of accounting changes was $2.56 per common share. The changes in accounting principles increased net income per common share by $0.14.



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